Mail stop 3561

      July 25, 2005


Mr. James Nicol
Chief Executive Officer
Tomkins plc
East Putney House
84 Upper Richmond Road
London, SW15 2ST
United Kingdom

      Re:	Tomkins plc
      Form 20-F for the year ended January 1, 2005
      File No. 001-13634
		Filed June 28, 2005

Dear Mr. Nicol:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended January 1, 2005

Consolidated Statements of Changes in Shareholders` Equity, page
F-5
1. We note that the amount of comprehensive income differs materially from net income in each period, as significant amounts are recognized for the minimum pension liability and exchange translation adjustments. In accordance with the guidance in paragraph 14 of FAS
130, please disclose a total amount of comprehensive income in the consolidated statement of changes in stockholders` equity.

Note 2 - Summary of Significant Accounting Policies, page F-7 Revenue Recognition, page F-7
2. We note your use of the percentage of completion method of accounting for long term contracts. Please tell us how significant the revenues are under this method of accounting. In addition, tell us why you have not provided the additional disclosures required for long term contract accounting under SOP 81-1. Examples of such disclosures might include the method of measuring the extent or progress toward completion, the criteria used to determine substantial completion, and the effect of significant revisions in contract estimates. For additional guidance, you may also refer to
Accounting Research Bulletin 45 (ARB 45). In addition, please provide the disclosures required by Rule 5-02(3)(c) of Regulation S-X for receivables due under long term contracts.

Product Warranties, page F-9
3. Your accounting policy solely describes product warranties with no policy or discussion on product recalls and its associated liability.
Along with original equipment automotive manufacturers and others, it would appear that the company may also incur liability on product recalls. In this regard, we note that some companies accrue a liability for product recalls at the date of sale, while others accrue a liability when the recall is announced. It is presumed that these two alternatives arise as the guidance in paragraph 26 of FAS 5 provides views on whether it is probable claims will arise and such amount is reasonably estimable (e.g. depending on a company`s experience or other information that enables one to make a reasonable estimate before a recall is announced). Please provide appropriate disclosure and tell us your accounting treatment in this area.

Minority Interests, page F-8
4. It is not clear from your disclosure of minority interests why your 60% ownership interest in Ideal International SA is considered a minority interest in your financial statements. Please explain your accounting treatment for Ideal International SA.

Note 4 - Acquisitions and Disposals, page F-11
5. Please disclose the facts and circumstances that led to your decision not to discontinue / sell the Dearborn Mid-West Conveyor Company. In addition, you should disclose the effect on the results of operations for the current and prior periods presented. For guidance, refer to FAS 144, paragraph 48.
6. Please provide additional explanation of the reasons underlying your reversal in fiscal 2003 of $55.4 million related to fiscal year
2002/01 provisions for disposal of operations and related warranties.
In addition, confirm that the reversal was recorded in "Gain /
(loss)
on disposal of discontinued operations" in the consolidated statements of income.

Note 6 - Income Taxes, page F-18
7. In view of the materiality on your results of operations, please
provide significant expanded disclosure and explain the nature of amounts included in "Release of contingency" for fiscal 2004 ($27.4 million) and fiscal 2003 ($147.9 million) in your reconciliation of income taxes at the U.K. statutory rates to the provision / (benefit) for income taxes in the consolidated statement of operations. You should discuss why management believed these tax provisions were appropriately recognized in prior periods for financial statement purposes and are now recognized (reversed) as a tax benefit.

Note 13 - Stock Based Compensation, page F-22
8. Please disclose in future filings whether certain performance conditions have been met for the Tomkins Executive Share Option
Schemes No. 2, No. 3 and No 4 and the Ongoing Option for James
Nichol.

* * * * *

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Northan at 202-551-3311 or me at 202-551-3812 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Michael Fay
Branch Chief Accountant

Via facsimile:  Kenneth Lever, CFO


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Mr. James Nicol
Tomkins plc
July 25, 2005
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